UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MAKEUP.COM LIMITED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

560876104

(CUSIP Number)

Mr. Richard N. Jeffs
49 Pont Street
London, UK SW1X0BD
(877) 587-2517

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons. (Entities Only)
Richard N. Jeffs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power 112,539,510

8.	Shared Voting Power Not Applicable

9.	Sole Dispositive Power 112,539,510

10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,539,510

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 57.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Common stock, $0.001 par value, of Makeup.com Limited (the “Issuer”).  The Issuer’s address is 3416 Via Lido, Suite F, Newport Beach, California 92663.

Item 2. Identity and Background

(a)	Name:	This statement is filed by Richard N. Jeffs (the “Reporting Person”).

(b)	Business Address:	The Reporting Person’s address is 49 Pont Street, London, UK SW1X0BD.

(c)	Present Principal Occupation:	The Reporting Person is a self-employed business man.

(d)	Disclosure of Criminal Proceedings:	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	Disclosure of Civil Proceedings:
Except as indicated herein, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On April 24, 2007 the British Columbia Securities Commission issued an order prohibiting the Reporting Person from engaging in investor relations activities in British Columbia for a period of five years from the date of the order.  The Reporting Person is also required by the order to fully comply with the British Columbia Securities Act, the rules and regulations promulgated thereunder and any other applicable regulations.  The order stemmed from activities taken by the Reporting Person on behalf of Mr. Francis Jason Dean Biller, a former resident of British Columbia, who is prohibited from trading securities and engaging in investor relations in British Columbia until February 16, 2010.  The British Columbia Securities Commission alleged that the Reporting Person assisted Mr. Biller in relocating from Costa Rica to British Columbia for the purpose of promoting the securities of public companies to retail investors on behalf of a company under the control of the Reporting Person’s brother.  As a result of this order, the Reporting Person cannot directly communicate with the investment community in British Columbia or promote the company in any way to investors residing or located in British Columbia until April 24, 2012.

(f)	Citizenship:	The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

The common stock was issued for the payment of loans made to the Issuer by the Reporting Person.  The funds loaned to the Issuer were the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

The common stock was issued for the payment of loans made to the Issuer by the Reporting Person.  The Issuer used the proceeds from the loans for working capital.

As of the date of this transaction, the Reporting Person did not have any plan or proposal.

(i)	to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

(ii)	that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(iii)	that would result in the sale or transfer of a material amount of assets of the Issuer;

(iv)	that would change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	that would result in any material change in the present capitalization or dividend policy of the Issuer;

(vi)	that would result in any other material change in the Issuer’s business or corporate structure;

(vii)	that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

(viii)
that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	that would result in any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 112,539,510 shares, or approximately 57.8%, of the Issuer’s common stock.  The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of the transaction, other than the transaction reported herein.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s common stock.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit A.    Form of Loan Agreement
Exhibit B.    Form of Promissory Note

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2008

/s/ Richard N. Jeffs
Richard N. Jeffs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

LOAN AGREEMENT
September 11, 2007

__________________ (the “Lender”) of ___________________, advanced USD__________(the “Principal Sum”) to Makeup Incorporated (the “Borrower”) a wholly owned subsidiary of Makeup.com Limited (the “Guarantor”) both of 3388 Via Lido, 4th Floor, Newport Beach, California, 92663.  The funds were advanced by the Lender on September 12, 2007.

The Borrower agrees to repay and the Guarantor agrees to guarantee and ensure the repayment of, the Principal Sum on demand, together with interest calculated and compounded monthly at the rate of 7% per year (the “Interest”) from September 11, 2007.  The Borrower and the Guarantor are jointly and severally liable for repayment for the Principal Sum and accrued Interest and any costs that the Lender incurs in trying to collect the Principal Sum and the Interest.

The Borrower and the Guarantor will evidence the debt and its repayment of the Principal Sum and the Interest with a joint promissory note in the attached form.

The Lender may, in its sole discretion, provide the Borrower and the Guarantor with written instructions to convert any payment of Principal Sum or Interest into restricted shares of common stock in the capital of the Guarantor.  Payments will be converted into fully paid, non-assessable and, subject to United States securities laws, restricted shares of common stock in the capital of the Guarantor (the “Conversion Shares”) at a conversion price of the lesser of (1) US$0.50 per share and (2) a 20% discount to the Guarantor’s closing market price on the day the Borrower receives the written instructions from the Lender.  If the debt is in foreign currency other than the US then the foreign currency will be converted at the exchange rate as of the date the Lender provides instructions to convert the debt to restricted shares of the Guarantor.  The Borrower and Guarantor covenants to cause the Conversion Shares to be issued in the name of the Lender, or such party as the Lender may direct.

LENDER	BORROWER
Makeup Incorporated

Per:	Per:

Authorized Signatory

This Guarantee made September 11, 2007, by Makeup.com Limited, a business corporation under the laws of the State of Nevada, located at 3388 Via Lido, 4th Floor, Newport Beach, California, 92663, herein referred to as a guarantor. The Guarantor is the parent corporation of Makeup Incorporated (“Borrower”), a wholly owned subsidiary, located at 3388 Via Lido, 4th Floor, Newport Beach, California, 92663, and engages in a substantial business relationship with the Borrower and is issuing this guarantee on behalf of and as an act incident to that business relationship to any lender who has advanced funds to Borrower. Guarantor agrees to remain bound under this guarantee for so long as Borrower must comply with the Loan Agreement and Promissory Note. Guarantor agrees that payments can be converted into fully paid, non-assessable and, subject to United States securities laws, restricted shares of its common stock (the “Conversion Shares”) at a conversion price of the lesser of (1) US$0.50 per share and (2) a 20% discount to the Guarantor’s closing market price on the day the Borrower receives the written instructions from the Lender.  Guarantor hereby acknowledges acceptance of this guarantee.

GUARANTOR
Makeup.com Limited

Per:

Authorized Signatory

Exhibit B

PROMISSORY NOTE

Principal Amount:  USD$___________ September 11, 2007

For value received, Makeup Incorporated (the  “Borrower”), a wholly owned subsidiary of Makeup.com Limited (the “Guarantor”) and the Guarantor jointly and severally promises to pay on demand to the order of ________________ (the “Lender”) the sum of USD_______ lawful money of United States of America (the “Principal Sum”) together with interest on the Principal Sum from the effective Date of September 11, 2007 both before and after maturity, default and judgment at the Interest Rate as defined below.

For the purposes of this promissory note, Interest Rate means 7 per cent per year.  Interest at the Interest Rate must be calculated and compounded monthly not in advance from and including the Date of the Consolidated Loan (for an effective rate of 7.23% per annum calculated monthly), and is payable together with the Principal Sum when the Principal Sum is repaid.

The Borrower may repay the Principal Sum and the Interest in whole or in part at any time.

The Lender may, in its sole discretion, have any repayment of Principal Sum or Interest converted into restricted shares of common stock in the capital of the Guarantor in accordance with the terms and conditions of the attached loan agreement.

The Borrower and the Guarantor waive presentment, protest, notice of protest and notice of dishonour of this promissory note.

BORROWER
Makeup Incorporated

Per:

Authorized signatory

GUARANTOR
Makeup.com Limited

Per:

Authorized signatory